SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 Form N-8A

         ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a)
                   OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned, a Delaware business trust, hereby notifies the Securities and Exchange Commission that it hereby adopts the notification of registration of Goldman Sachs Trust, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such adoption to such notification of registration submits the following information:

                   ------------------------------------

Name:          Goldman Sachs Trust
               (a Delaware business trust, as successor registrant to Goldman Sachs Trust, a Massachusetts business trust)

Address of Principal Business Office (No. & Street, City, State,
Zip Code):
               4900 Sears Tower
               Chicago, Illinois 60606-6303

Telephone Number (including area code):  (312) 655-4400

Name and address of agent for service of process:

     Michael J. Richman, Esq.           With a copy to:
     Goldman, Sachs & Co.               Pamela J. Wilson, Esq.
     85 Broad Street, 12th Floor        Hale and Dorr LLP
     New York, NY 10004                 60 State Street
     (212) 902-0841                     Boston, MA 02109

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A<FN1>:

          YES                 NO          X
               -----                    -----

------------------
<FN1>   Goldman Sachs Trust, the Delaware business trust, has
        previously filed a Post-Effective Amendment adopting the Registration Statement of Goldman Sachs Trust, the
        Massachusetts business trust.

                                SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the President of Goldman Sachs Trust, a Delaware business trust, has caused this Adoption of and Amendment to the Notification of Registration of Goldman Sachs Trust, a Massachusetts business trust, to be duly signed on its behalf in the City of New York and the State of New York on the 30th day of April, 1997



                                   GOLDMAN SACHS TRUST

                                   By:  Douglas C. Grip
                                        --------------------
                                   Its: President


Attest:

By:  Michael J. Richman
     -------------------
Its: Secretary